02021925

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECD S.E.C.
MAY 0 3 2002
535

SEC FILE NUMBER
8- 18179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

~~11-006900~~ McDermott, Julian R. & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3201 West Springs Drive - #104
(No. and Street)

Ellicott City	MD	21043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julian R. McDermott.
Apt. 104, 3201 West Springs Drive, Ellicott City, MD 21043 — 1-410-465-5622
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James F. Kearney & Co., CPA's
(Name — if individual, state last, first, middle name)

Brigantine East - Rt. 3A, Cohasst, Mass. 02025
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Julian R. McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Julian R. McDermott & Co., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Sole Proprietor

Title

Notary Public
(My Commission Expires 4/26/02)

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES F. KEARNEY & CO.
-CERTIFIED PUBLIC ACCOUNTANTS-
Brigantine East—Route 3A
Cohasset, Mass. 02025
Phone (781) 383-6070
Fax (781) 383-9557

Julian R. McDermott & Co.
3201 W. Springs Dr. #104
Ellicott City, MD 21043

We have reviewed the letter dated April 11,2002 from AnnMarie McGarrigle, NASD Regulation, Philadelphia and have made the following corrections to the 2001 Julian R. Mc Dermott & Co. annual report.

1. Replace page 7 to correct a typo on the first line.

2. Replace page 10 to provide a more detailed supplementary report relating to the adequacy of Mc Dermott & Co. Accounting, administrative, and control procedures.

In our opinion, the statements submitted on February 27, as amended by these changes present fairly the financial position of Julian R. Mc Dermott & Co. (a sole proprietorship) at December 31, 2001 and December 31, 2000 and the results of its operations and changes in financial position for the years then ended, in conformity with generally accepted Accounting principles applied on a basis consistent with the preceding year.

James F. Kearney, C.P.A.

April 22, 2002

Julian R. McDermott & Co,

(A Sole Proprietorship)

Computation of Net Capital Under Rule 15c3-3

December 31, 2001

Proprietor's Capital	$ 7,041
Less-Nonallowable Net Capital	0
Qualified Net Capital Before "Haircuts"	7, 041
Less – Haircuts: (2% x $202, money market)	(4)
Net Capital	$ 7,037

JAMES F. KEARNEY & CO.
— CERTIFIED PUBLIC ACCOUNTANTS —
Brigantine East – Route 3A
Cohasset, Mass. 02025
Phone (781) 383-6070
Fax (781) 383-9557

Supplemental Report Concerning Adequacy of Accounting System and Records

Julian R. McDermott & Co.
3201 W. Springs Dr. #104
Ellicott City, MD 21043

In planning and performing our audit of the financial statements and supplemental schedules of Julian R. Mc Dermott & Co. for the year ended December 31, 2001 we considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives states in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-3.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally acdcepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control procedure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants . A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001.to meet the SEC's objectives.

This report is intended solely for use or Company management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

James F. Kearney & Co.
Cohasset, Massachusetts
April 22, 2001

James F. Kearney, C.P.A.